

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2023

Eli Spiro
Chairman and Chief Executive Officer
Nauticus Robotics, Inc.
207 West 25th Street, 9th Floor
New York, NY 10001

> **Re: Nauticus Robotics, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 3, 2023**
> **File No. 333-267375**

Dear Eli Spiro:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, page 63

1. We note your response to prior comment 2 and your assertion that the company's available cash on-hand together with the revenue from its existing and new contracts and the ability to reduce costs as necessary will provide [the company] with sufficient cash from operations to meet its obligations for at least one year from the issuance date of this report. Please provide more context regarding the company's sources of liquidity. For example, given that the company has experienced production delays and that certain contractual options by customers have been delayed, disclose the extent to which the company is dependent upon revenue from new contracts to meet its obligations. Also

disclose with specificity how the company would generate cash by reducing costs and how any reduction in costs would affect the company's operations. Refer to Item 303(b)(1) of Regulation S-K.

<u>Summary Compensation Table, page 87</u>

2. Revise to include updated executive compensation disclosure for the fiscal year ended December 31, 2022.

 Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Blankenship